SECURITIES AND EXCHANGE COMMISSION

Washington,D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 333-68546

DELLS BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

716 Superior Street
P.O. Box 490
Wisconsin Dells, Wisconsin 53965 (608) 253-1111
(Address,including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

(None)
Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)       |_|        Rule 12h-3(b)(1)(ii)        |_|
    Rule 12g-4(a)(1)(ii)      |_|        Rule 12h-3(b)(2)(i)         |_|
    Rule 12g-4(a)(2)(i)       |_|        Rule 12h-3(b)(2)(ii)        |_|
    Rule 12g-4(a)(2)(ii)      |_|        Rule 15d-6                  |_|
    Rule 12h-3(b)(1)(i)       |X|

       Approximate number of holders of record as of the certification or notice date: 298

       Pursuant to the requirements of the Securities Exchange Act of 1934, Dells Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 5, 2002	BY: /s/ Kirsten E. Spira
Kirsten E. Spira
Counsel to the Registrant